EXHIBIT 99

For Immediate Release             Contacts:  Devra A. Bevona
Seneca Foods Corporation                     (716) 383-4603

                                             Terry Thompson
                                             Pillsbury
                                             (612) 330-4768


               SENECA FOODS ENTERS ALLIANCE WITH PILLSBURY FOR
              PROCESSING OF GREEN GIANT'S CANNED VEGETABLE LINE

PITTSFORD, New York -- December 8, 1994 -- Seneca Foods Corporation said today it had signed a long-term agreement with the Green Giant division of Pillsbury, a subsidiary of Grand Metropolitan PLC, that makes Seneca the primary processor of the Green Giant line of canned vegetables.

The transaction calls for the acquisition of six Green Giant facilities from Pillsbury. In addition, four other Green Giant plants will be closed by Pillsbury over the next 18 months.

Pillsbury will continue to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while Seneca will assume full responsibility for Green Giant's processing and inventory management. Pillsbury will continue to own all of the trademark rights to the Green Giant brand, and will retain its ownership of its proprietary seed varieties, which go into the many Green Giant products.

Pillsbury officials said that the agreement with Seneca will enable Green Giant to accelerate it progress in North American vegetable industry by enhancing overall competitiveness and strengthening customer service.

Green Giant is a healthy and growing business, and the actions we are announcing today will continue to strengthen our position in the market, said Paul S. Walsh CEO of Pillsbury. More than ever we are in a position to concentrate on product development and marketing and let our processing partners do what they do best.

Kraig H. Kayser, President and CEO of Seneca Foods Corporation, is enthusiastic about the agreement and about Seneca's involvement with Green Giant. They have an outstanding reputation for quality people and quality plants.

Plants being sold to Seneca are located in Mayville, Wisconsin; Dayton, Washington; Buhl, Idaho; Glencoe, Minnesota; Montgomery, Minnesota; and Blue Earth, Minnesota, with an estimated 400 full-time employees.

The facilities that will close are located in Ripon, Wisconsin; Beaver Dam, Wisconsin; Hoopeston, Illinois; and LeSueur, Minnesota. Although production in LeSueur will end, Green Giant will maintain facilities dedicated to biotechnology, variety seed development, and agricultural services in that community and in Green Giant's major technical facility in Minneapolis. Another facility in Belvidere, Illinois will cease seasonal production only.

Pending close of this agreement, Seneca will have 21 plants involved in fruit and vegetable processing around the country.

The agreement is subject to regulatory and other approvals.

Pillsbury, a North American-based subsidiary of Grand Metropolitan PLC, produces a range of grocery items, frozen foods, and refrigerated dough products for international consumer markets. The Company is also a major supplier of baking and other food products to the U.S. foodservice and commercial baking industries. The Pillsbury portfolio of marketing-leading brands includes Pillsbury, Green Giant, Hungry Jack, Martha White, Aunt Nellie's, Jeno's, Totino's, Pappalo's, Haagen-Dazs, and Alpo Petfoods. Other U.S. subsidiaries of GrandMet include Burger King, Carillon Importers, Heublein, the Paddington Corporation, and Pearle, Inc.

Seneca Foods Corporation is primarily a fruit and vegetable processing company headquartered in Pittsford, New York with manufacturing facilities located throughout the United States. Its common stock is traded on the National Market System under the symbol SENE.